SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Zogenix, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

98978L204
(CUSIP Number)

December 31, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98978L 204	13G	Page 2 of 7 Pages
1	NAMES OF REPORTING PERSONS
William T. Walters

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
800,000

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
800,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
800,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 98978L 204	13G	Page 3 of 7 Pages
1	NAMES OF REPORTING PERSONS
Susan B. Walters

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
800,000

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
800,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
800,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 98978L 204	13G	Page 4 of 7 Pages
Item 1(a).	Name of Issuer:

Zogenix, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

5858 Horton Street, #455, Emeryville, California 94608

Item 2(a).	Name of Person Filing:

(i) William T. Walters
(ii) Susan B. Walters

(the “Reporting Persons”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

All Reporting Persons have a business address at c/o Walters Golf, 2030 E. Flamingo Road, Suite 290, Las Vegas, Nevada 89119.

Item 2(c).	Citizenship:

(i) William T. Walters - USA
(ii) Susan B. Walters - USA

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

98978L 204

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

CUSIP No. 98978L 204	13G	Page 5 of 7 Pages
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(i) William T. Walters1

(a)	Amount beneficially owned: 800,000

(b)	Percent of class: 2.3%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: N/A

	(ii)	Shared power to vote or to direct the vote: 800,000

	(iii)	Sole power to dispose or to direct the disposition of: N/A

	(iv)	Shared power to dispose or to direct the disposition of: 800,000

(ii) Susan B. Walters

(a)	Amount beneficially owned: 800,000

(b)	Percent of class: 2.3%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: N/A

	(ii)	Shared power to vote or to direct the vote: 800,000

	(iii)	Sole power to dispose or to direct the disposition of: N/A

	(iv)	Shared power to dispose or to direct the disposition of: 800,000

1 The reported shares are directly owned by The Walters Group, a Nevada general partnership.  William T. Walters and Susan B. Walters are the general partners of The Walters Group and together own the entire equity interest in The Walters Group.

CUSIP No. 98978L 204	13G	Page 6 of 7 Pages
Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 98978L 204	13G	Page 7 of 7 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 7, 2018	/s/ Michael Luce, as Attorney-in-Fact for William T. Walters
William T. Walters

Dated as of February 7, 2018	/s/ Susan B. Walters
Susan B. Walters

Exhibit A

Agreement of Joint Filing

Pursuant to 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to join in the filing on behalf of each of them of a Statement on Schedule 13G and any and all amendments thereto, and that this Agreement be included as an Exhibit to such filing.

This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same agreement.

IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Dated as of February 7, 2018	/s/ Michael Luce, as Attorney-in-Fact for William T. Walters
William T. Walters

Dated as of February 7, 2018	/s/ Susan B. Walters
Susan B. Walters

Exhibit B

--------------------------SPACE ABOVE THIS LINE FOR RECORDING DATA--------------------------

DURABLE GENERAL POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that I, WILLIAM T. WALTERS, of CLARK County, NEVADA, referred to herein as PRINCIPAL, designate MICHAEL LUCE to be my attorney in fact (hereinafter called “Agent”).

General Grant of Power. I hereby grant to my agent full power and authority to exercise or perform any act, power, duty, right or obligation whatsoever that I now have or may hereafter acquire, relating to any person, matter, transaction or any interest in property owned by me, including, without limitation, my interest in all real ·property, including homestead real property; all personal property, tangible or intangible, all property held in any type of joint tenancy, including a tenancy in common, joint tenancy with right of survivorship, or a tenancy by the entirety; all property over which I hold a general, limited or special power of appointment; choses in action; and all other contractual or statutory rights or elections, including, but not limited to, any rights or elections in any probate or similar proceeding to which I am or may become entitled; all as to such property now owned or hereafter acquired by me.

Except as otherwise limited by applicable law, or by this durable general power of attorney, my agent has full power and authority to perform, without prior court approval, everything necessary in exercising any of the powers herein granted as fully as I might or could do if personally present, with full power of substitution or revocation, and even though my attorney in fact may also be acting individually or on behalf of any other person or entity interested in the same matters. I hereby ratify and confirm that my agent shall lawfully have, by virtue of this durable general power of attorney, the powers herein granted, including, but not limited to, the following:

a.          To forgive, request, demand, sue for, recover, collect, receive, hold all such sums of money, debts, dues, commercial paper, checks, drafts, accounts, deposits, legacies, bequests, devises, notes, interests, stock certificates, bonds, dividends, certificates of deposit, annuities, pensions, profit sharing, retirement, social security, insurance and other contractual benefits and proceeds, all intangible and tangible property and property rights, and demands whatsoever, liquidated or unliquidated, now or hereafter owned by me, or due, owing, payable or belonging to me or in which I have or may hereafter acquire an interest.

b.          To have, use, and take all lawful means and equitable and legal remedies and proceedings in my name for the collection and recovery of any property now or hereafter owned by me, and to adjust, sell, compromise, and agree for the same, and to execute and deliver for me, on my behalf, and in my name, all endorsements, releases, receipts, or other sufficient discharges for the same.

c.          To acquire, purchase, invest, reinvest, exchange, grant options to sell, and sell and convey personal property, tangible or intangible, or interests therein, for such price and on such terms and conditions as my agent shall deem proper including, without limitation, stocks, bonds, warrants, debentures, commodities, precious metals, futures, currencies, and in domestic and foreign markets or investment funds, including common trust funds.

d.          To execute stock powers or similar documents and to delegate to a transfer agent or similar person the authority to register any stocks, bonds, or other securities either into or out of my name or nominee’s name.

e.          To redeem bonds issued by the United States Government or any of its agencies or any other bonds; and to purchase bonds issued by the United States Government that can be redeemed at par in payment of federal estate taxes.

f.          To acquire, purchase, exchange, grant options to sell, and sell and convey any and all of my real estate, lands, tenements, leases, leaseholds or other property partaking of the nature of real estate or any part or parcel thereof, which I now own or may hereafter acquire, or interests therein, including my homestead real property, at public or private sale, for such price and on such terms and conditions as my agent shall deem proper; to execute any and all documents necessary to effectuate same including, but not limited to, contracts, deeds, affidavits, bills of sale, assignments and closing statements; provided, however, that if I am married, my agent may not convey or dispose of my homestead property without joinder of my spouse or my spouse’s legal guardian. Joinder by my spouse may be accomplished by the exercise of authority in a durable general power of attorney executed by my joining spouse, and either my spouse or I may appoint the other as attorney in fact and agent.

g.          To maintain, repair, improve, invest, manage, partition, insure, rent, lease, encumber, and in any manner deal with any real or personal property, tangible or intangible, or any interest therein, that I now own or may hereafter acquire, in my name and for my benefit, upon such terms and conditions as my agent shall deem proper; and to execute, acknowledge and deliver all instruments necessary to effectuate the foregoing.

h.          To open and maintain savings, checking, money market and other accounts in my name or otherwise in any bank or financial institution or with any insurance or brokerage firm; to make, receive and endorse checks, drafts, or other commercial or mercantile instruments, deposit and withdraw funds, specifically including withdrawals from any savings account or savings and loan deposits; to acquire and redeem certificates of deposit and to utilize and manage such accounts; to deal generally on my behalf with any instrument for the payment of money in which I may have an interest; and to execute or release such deeds of trust or other security agreements as may be necessary or proper in the exercise of the rights and powers herein granted.

i.          To apply for a Certificate of Title upon, and endorse and transfer title thereto, for any automobile, truck, pickup, van, motorcycle or other motor vehicle, and to represent in such transfer assignment that the title to said motor vehicle is free and clear of all liens and encumbrances except those specifically set forth in such transfer assignment.

j.          To conduct or participate in any lawful business of whatever nature for me and in my name; execute partnership agreements and amendments thereto; incorporate, reorganize, merge, consolidate, recapitalize, sell, liquidate or dissolve any business; enter into voting trusts and other agreements or subscriptions; elect or employ officers, directors and agents; carry out the provisions of any agreement for the sale of any business interest or stock therein; and exercise voting rights with respect to stock, either in person or by proxy, and exercise stock options.

k.          To make gifts to charitable organizations or to or in trust for my spouse, if I am married, or any descendant of mine, in connection with estate, gift, generation-skipping transfer, income or other tax planning for me or to qualify me for any government assistance program, provided that no gift may be made (i) to my agent (other than for my agent’s health and maintenance), or (ii) to discharge my agent’s legal obligations.

l.          To consent to any gift and to utilize any gift-splitting provision or tax election; and to pay gift taxes, but only if in furtherance of my estate plan or of my desire to minimize taxes.

m.          To transfer any or all assets of mine to any revocable trust created by me as to which trust I am, during my lifetime, a primary income or principal beneficiary.

n.          To withdraw from any trust, whether revocable or irrevocable, in which I have a current beneficial interest, such amounts of the principal or accrued or collected but undistributed income of such trusts as I would be permitted to receive or withdraw, pursuant to any right of receipt or withdrawal contained in such trusts.

o.          To assign and convey all or any part of my assets (consisting of any property, real or personal, or mixed, tangible or intangible, or whatsoever kind and wheresoever located and whensoever acquired) into such trust or trusts as my attorney shall deem proper irrespective of whether said trust is not in existence or hereinafter established. My attorney shall be authorized to establish any such trust on such terms as my attorney shall deem to be in my best interests.

p.          To make, execute and file any and all declarations, joint or separate returns, waivers, consents, claims and other instruments or forms (including, without limitation, IRS Form 2848 Power of Attorney and Petition of Appeal to the United States Tax Court) relating to Federal, State, municipal and other taxes or assessments, including income, transfer, property, excise and other taxes of whatever nature and whether imposed or required by any domestic or by any foreign authority, and in connection with any such taxes or assessments due or claimed or believed to be due from me or in respect of any property or rights which I may own or in which I may have any interest.

q.          To represent me before any office of the Internal Revenue Service, state agency, or any other governmental or municipal body or authority of whatever nature, domestic or foreign, and to conduct and transact any case, claim or matter whatsoever in connection therewith; to receive confidential information regarding tax matters for all periods, whether before or after the execution of this instrument; and to make tax elections.

r.          To prepare, sign and file any claim or application for Social Security, unemployment or military service benefits; sue for, settle or abandon any claims to any benefit or assistance under any federal, state, local or foreign statute or regulation; control, deposit to any account, collect, receipt for, and take title to and hold all benefits under any Social Security, unemployment, military service or other state, federal, local or foreign statute or regulation; and, in general, exercise all powers with respect to Social Security, unemployment, military service, and governmental benefits, including but not limited to Medicare and Medicaid, which the principal could exercise if present and under no disability.

s.          To have access at any time or times to any safe deposit box rented by me, wheresoever located, and to remove all or any part of the contents thereof, and to surrender or relinquish said safe deposit box, and any institution in which any such safe deposit box may be located shall not incur any liability to me or my estate as a result of permitting my agent to exercise this power.

t.          To exercise any statutory rights or elections, including, but not limited to, any rights or elections in any probate or similar proceeding to which I am or may become entitled; to renounce or disclaim any interest otherwise passing to me by testate or intestate succession or by inter vivos transfer.

u.          To sign, endorse, execute, acknowledge, deliver, receive, and possess such applications, contracts, agreements, options, covenants, deeds conveyances, trust deeds, security agreements, bills of sale, leases, mortgages, assignments, insurance policies, bills of lading, warehouse receipts, documents of title, bills, bonds, debentures, checks, drafts, bills of exchange, notes, stock certificates, proxies, warrants, commercial paper, receipts, withdrawal receipts, and deposit instruments relating to accounts or deposits therein, or certificates of deposit of banks, savings and loan, or other institutions or associations, proofs of loss, evidences of debts, releases, and satisfaction of mortgages, judgments, liens, security agreements, and other debt and obligations, and other instruments in writing of whatever kind and nature as may be necessary or proper in the exercise of the rights and powers herein granted. By way of illustration, and not by way of limitations, my attorney shall be empowered to exercise any and all rights to ownership of insurance policies upon the life of any person or persons (other than any policies on the life of my agent), annuities, pension and retirement benefits, stock bonus plan and profit-sharing plan benefits, and stock options, including specifically the right to change the beneficiary thereon to any person other than my said attorney.

v.          To contribute to, withdraw from and deposit funds in any type of retirement plan (which term includes, without limitation, any tax qualified or nonqualified pension, profit sharing, stock bonus, employee savings and other retirement plan, individual retirement account, deferred compensation plan and any other type of employee benefit plan); select and change payment options for the principal under any retirement plan; make rollover contributions from any retirement plan to other retirement plans or individual retirement accounts; exercise all investment powers available under any type of self-directed retirement plan; and, in general, exercise all powers with respect to retirement plans and retirement plan account balances which the principal could if present and under no disability.

w.          To employ as investment counsel, custodians, brokers, accountants, appraisers, attorneys at law or other agents, such persons, firms or organizations, including my said agent and any firm of which my said agent may be a member or employee, as deemed necessary or desirable; to pay such persons, firms or organizations such compensation as is deemed reasonable; and to determine whether or not to act upon the advice of any such agent without liability for acting or failing to act thereon.

1.          Interpretation and Governing Law. This instrument is to be construed and interpreted as a Durable General Power of Attorney. The enumeration of specific powers herein is not intended to, nor does it, limit or restrict the general powers herein granted to my agent. This instrument is executed and delivered in the State of NEVADA, and the laws of the State of NEVADA shall govern all questions as to the validity of this power and the construction of its provisions. However, it is my intention that this power of attorney shall be exercisable in any other state or jurisdiction where I may have any property or interests in property.

2.          Revocation of Previous Powers of Attorney. This instrument revokes any Durable General Power of Attorney signed prior to the time of execution of this Durable General Power of Attorney.

3.          HIPAA Release. This Durable General Power of Attorney authorizes my agent to make various property related decisions on my behalf, some of which relate to my health care. Accordingly, I confirm that in connection therewith, my agent shall be treated as my personal representative for all purposes relating to my Protected Health Information, as provided in 45 CFR 164.502(g)(2).

4.          Limitations on Power of Agent. Any authority granted to my agent herein shall be limited so as to prevent this durable general power of attorney from causing my agent to be taxed on my income or from causing my assets to be subject to a general power of appointment by my agent, as that term is defined in Section 2041 of the Internal Revenue Code (or any successor provision). If all of my agents serving are disqualified from exercising a power granted under this durable general power of attorney, my agents may appoint an additional attorney in fact who is not disqualified to exercise said power.

5.          Bond. No agent shall be obligated to furnish bond or other security.

6.          Compensation. My agent, and any successor agents, shall not be compensated for services rendered.

7.          Indemnification of Agent. I hereby bind myself to indemnify my agent and any successor agent who shall so act against any and all claims, demands, losses, damages, actions, and causes of action, including expenses, costs, and reasonable attorney fees that my agent at any time may sustain or incur in connection with carrying out the authority granted in this durable general power of attorney.

8.          Headings. The headings used throughout this instrument have been inserted for administrative convenience only, and do not constitute matter to be construed in interpreting this durable general power of attorney.

9.          Third-Party Reliance. Third parties may rely upon the representations of my agent as to all matters relating to any power granted to my agent, and no person who may act in reliance upon the representations of my agent shall incur any liability to me or to my estate, beneficiaries, or joint owners as a result of permitting my agent to exercise any power prior to receipt of written notice of revocation, suspension, notice of a petition to determine incapacity, partial or complete termination, or my death. Any third party may rely on a duly executed counterpart of this instrument, or a copy certified by my agent to be a true copy of the original hereof, as fully and completely as if such third party had received the original of this instrument.

10.          Disability of Principal. THIS POWER OF ATTORNEY SHALL NOT BE AFFECTED BY SUBSEQUENT DISABILITY OR INCAPACITY OF THE PRINCIPAL, OR LAPSE OF TIME.

IN WITNESS WHEREOF, I have hereunto set my hand and seal the 25th day of September, 2017, at ____.m.

WITNESSES		PRINCIPAL

/s/ [Signature Illegible]		/s/ William T. Walters	(seal)
WILLIAM T. WALTERS
/s/ [Signature Illegible]

STATE OF NEVADA	)
COUNTY OF CLARK	)

On this 25th day of September, in the year 2017, before me, personally appeared WILLIAM T. WALTERS, who proved to me on the basis of satisfactory evidence to be the person whose name is subscribed to the within instrument acknowledged to me that he executed the same in his authorized capacity, and that by his signature on the instrument the person, or the entity upon behalf of which the person acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of Nevada that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.
(SEAL)

/s/ Mamie Hechter
Notary Public

Mamie Hechter
Print Name of Notary

My commission expires:	9/06/2021